QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99 ADDITIONAL EXHIBIT

Securities & Exchange Commission	March 27, 2002
450 Fifth Street, N.W.	369/XGK/ma
Washington, D.C. 20549

Ref.: Annual Report on Form 20-F of Fage Dairy Industry S.A.

Ladies and Gentleman,

Fage Dairy Industry S.A. ("Fage") has received a letter of representation from Arthur Andersen dated March 27, 2002 stating that the audit of Fage's financial statements included in Fage's annual report on Form 20-F for the year ended December 31, 2001 was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Very truly yours
FAGE DAIRY INDUSTRY S.A.
By:	/s/ CHRISTOS KOLOVENTZOS Christos Koloventzos Chief Financial Officer

QuickLinks

  EXHIBIT 99 ADDITIONAL EXHIBIT